UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BRADY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-14959

Wisconsin	39-0178960
(State of Incorporation)	(IRS Employer Identification No.)
6555 West Good Hope Road
Milwaukee, Wisconsin 53223
(Address of Principal Executive Offices and Zip Code)
Louis T. Bolognini (414) 358-6600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report
Brady Corporation and its subsidiaries (“Brady”, “Company”, “we”, “us”, “our”) have developed and maintain an active initiative to identify sources of materials used in our products that contain metallic forms of tin, tantalum, tungsten or gold (“3TG Minerals” or “conflict minerals”), and to determine whether any such materials directly or indirectly fund or benefit armed groups in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). For calendar year 2015, Brady has conducted its reasonable country of origin inquiry (“RCOI”) in good faith for the products manufactured, or contracted to manufacture, by the Company where 3TG Minerals are necessary to the functionality or production of such products. We conducted due diligence on the source and chain of custody of 3TG Minerals in our supply chain. Based on information received through its RCOI and due diligence program, Brady does not have evidence that 3TG Minerals used in its products, directly or indirectly, fund the armed groups in the Covered Countries. However, our diligence with our suppliers is ongoing.

Through our RCOI described in our Conflict Minerals Report, several suppliers disclosed to us that their only sources of 3TG Minerals were from scrap/recycled materials identified in their supply chains, and, as such, did not require due diligence. Brady has reason to believe that 3TG Minerals used in its products do not solely originate from recycled or scrap sources. This determination is included in the attached Conflict Minerals Report.

Conflict Minerals Disclosure
For calendar year 2015, Brady Corporation is filing a Conflict Minerals Report which is attached as Exhibit 1.01 in Item 2.01 and is also publicly available on our website at the below link. (http://www.bradycorp.com/en/sustainability/~/media/BradyCorp/Sustainability/Conflict%20Minerals/Brady_2015_FormSD_CMR_Final_052016.pdf)

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01	Exhibits
Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for calendar year ended December 31, 2015.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRADY CORPORATION

/s/ AARON J. PEARCE	Date: May 25, 2016
Aaron J. Pearce
Senior Vice President, Chief Financial Officer and Chief Accounting Officer